EXHIBIT 21

LIST OF SUBSIDIARIES

Name of Company		Jurisdiction of Incorporation
1221 Olux, LLC		Delaware
A & M Products Manufacturing Company		Delaware
Andover Properties, Inc.		Delaware
The Armor All/STP Products Company		Delaware
BGP Switzerland S. a. r. l.		Switzerland
Brita Canada Corporation		Nova Scotia
Brita Canada Holdings Corporation		Nova Scotia
Brita GP		Ontario
Brita LP		Ontario
Brita Manufacturing Company		Delaware
The Brita Products Company		Delaware
Chesapeake Assurance Limited		Hawaii
Clorox Africa (Holdings) Pty. Ltd.		South Africa
Clorox Africa Pty. Ltd.		South Africa
Clorox Argentina S.A.		Argentina
Clorox Australia Pty. Ltd.		Australia
Clorox (Barbados) Inc.		Barbados
Clorox Brazil Holdings LLC		Delaware
Clorox do Brasil Ltda.		Brazil

Clorox Car Care Limited		United Kingdom
Clorox (Cayman Islands) Ltd.		Cayman Islands
Clorox de Centro America, S.A.		Costa Rica
Clorox Chile S.A.		Chile
Clorox China (Guangzhou) Ltd.		Guangzhou, P.R.C.
Clorox de Colombia S.A.		Colombia
Clorox Commercial Company		Delaware
The Clorox Company of Canada Ltd.		Canada (Federal)
The Clorox Company of Puerto Rico		Delaware
Clorox Diamond Production Company		Delaware
Clorox Dominicana, C. por A.		Dominican Republic
Clorox Eastern Europe Limited Liability Co.		Russia
Clorox Eastern Europe Holdings LLC		Delaware
Clorox (Europe) Financing S.a.r.l.		Luxembourg
The Clorox Far East Company Limited		Hong Kong
Clorox Germany GmbH		Germany
Clorox Holdings Pty. Limited		Australia
Clorox Hong Kong Limited		Hong Kong
Clorox Hungary Liquidity Management Kft		Hungary
The Clorox International Company		Delaware
Clorox International Philippines, Inc.		The Philippines

Clorox Korea Limited		Korea
Clorox (Malaysia) Industries Sdn. Bhd.		Malaysia
Clorox (Malaysia) Sdn. Bhd.		Malaysia
Clorox Mexicana S. de R.L. de C.V.		Mexico
Clorox de Mexico, S.A. de C.V.		Mexico
Clorox Netherlands B.V.		The Netherlands
Clorox New Zealand Limited		New Zealand
Clorox de Panama S.A.		Panama
Clorox Peru S.A.		Peru
The Clorox Outdoor Products Company		Delaware
The Clorox Pet Products Company		Texas
Clorox Products Manufacturing Company		Delaware
Clorox Professional Products Company		Delaware
The Clorox Sales Company		Delaware
Clorox Services Company		Delaware
Clorox Servicios Corporativos S. de R.L. de C.V.		Mexico
Clorox Switzerland S.a.r.l.		Switzerland
Clorox Uruguay S.A.		Uruguay
Corporacion Clorox de Venezuela, S.A..		Venezuela
CLX Realty Co.		Delaware
Electroquimicas Unidas S.A.I.C.		Chile

Evolution S.A.		Uruguay
Fabricante de Productos Plasticos, S.A. de C.V.		Mexico
First Brands Bermuda Limited		Bermuda
First Brands do Brasil Ltda.		Brazil
First Brands Corporation		Delaware
First Brands Mexicana, S.A. de C.V.		Mexico
Forest Technology Corporation		Delaware
Fully Will Limited		Hong Kong
Glad Manufacturing Company		Delaware
The Glad Products Company		Delaware
Henkel Iberica S.A.		Spain
The Household Cleaning Products Company of Egypt Ltd.		Egypt
The HV Food Products Company		Delaware
HV Manufacturing Company		Delaware
Invermark S.A.		Argentina
Jingles LLC		Delaware
Kaflex S.A.		Argentina
Kingsford Manufacturing Company		Delaware
The Kingsford Products Company		Delaware
Lerwood Holdings Limited		British Virgin Islands
The Mexco Company		Delaware
Mohamed Ali Abudawood and		Saudi Arabia

Company for Industry		
Multifoil Trading (Pty) Ltd.		South Africa
National Cleaning Products Company Limited		Saudi Arabia
Pacico International Limited		Hong Kong
Pacific Brands (Malaysia) Sdn. Bhd.		Malaysia
Paulsboro Packaging Inc.		New Jersey
Petroplus Produtos Automotivos S.A.		Brazil
Petroplus Sul Comercio Exterior S.A.		Brazil
Polysak, Inc.		Connecticut
Quimica Industrial S. A.		Chile
Risse Limited		Republic of Ireland
Round Ridge Production Company		Delaware
Sarah Resources Limited		Ontario
STP do Brasil Ltda.		Brazil
STP First Brands Espana, S.L.		Spain
STP Products Manufacturing Company		Delaware
Traisen S.A.		Uruguay
United Cleaning Products Manufacturing Company Limited		Yemen
Yuhan-Clorox Co., Ltd.		Korea